September 29, 2017
Mr. Larry Spirgel
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
Mail Stop 3720
Washington, D.C. 20549

>   Re: KT Corporation
>   Form 20-F for Fiscal Year Ended December 31, 2016
>   Filed April 28, 2017
>   File No. 001-14926

Dear Mr. Spirgel:

We refer to the comment letter from the staff (the "Staff") of the Securities and Exchange Commission (the "SEC") dated August 22, 2017 with respect to the annual report on Form 20-F of KT Corporation (the "Company", "we", or "us") for the year ended December 31, 2016 filed with the SEC on April 28, 2017 (the "2016 Annual Report"). For your convenience, we have included the text of the Staff's comments below and our responses are set forth accordingly.

Item 3.D. Risk Factors, page 6

Our charitable donations, employment of certain individuals and engagement of an advertising agency connected to a scandal involving Ms. Soon-sil Choi, a confidante of former President Geun-hye Park, could have a material adverse effect on our business, reputation and stock price, page 13

> Expand your disclosure regarding the indictment to also mention how prosecutors claim that KT Corp.'s current CEO Chang-Gyu Hwang was forced to hire the advertising company and pay for the advertisement "out of fear" of retribution.

Response:

We acknowledge the Staff's comment and confirm that we did and will continue to consider the known information regarding the indictment of former President Park when preparing and making disclosures in our filings. As described in the Company's disclosure, on April 17, 2017, the special prosecution team at the Korean Prosecutor's Office issued a press release (the "April 17 Press Release") stating that it had indicted (such indictment, the "April 17 Indictment") former President Park on charges of abuse of power, coercion and bribery, among other matters. The April 17 Press Release stated that former President Park had been charged with abuse of power and coercion in connection with causing the Company to hire and promote Mr. Dong-Soo Lee and Ms. Hye-Sung Shin; to enter into certain advertising contracts; and to make donations to the Mir Foundation and K-Sports Foundation.

The April 17 Press Release indicates that the Company was coerced to engage Playground Communications Co., Ltd. ("Playground"), the advertising agency of Ms. Soon-sil Choi, a confidante of former President Park. However, it does not appear to include the statement that "*current CEO Chang-Gyu Hwang was forced to hire the advertising company and pay for the advertisement 'out of fear' of retribution.*" The April 17 Press Release (the original version in Korean and our translation thereof) is included in this response letter as Annex A hereof.

On March 10, 2017, the Constitutional Court of Korea dismissed former President Park from the presidential office. The Constitutional Court's decision (the "Constitutional Court Decision") was rendered prior to the April 2017 Indictment and did not refer specifically to the prosecutor's claims against former President Park. Nevertheless, as we disclosed in the 2016 Annual Report, the Constitutional Court found that former President Park coercively and abusively directed the Company to engage Playground for certain advertising contracts (among other charges). Former President Park relayed these directives through her presidential aide, who in turn notified Company CEO Hwang, according to the Constitutional Court Decision. The Constitutional Court Decision indicates that former President Park coercively caused CEO Hwang to hire and promote two individuals, Mr. Dong-Soo Lee and Ms. Hye-Sung Shin, who subsequently hired Playground at former President Park's request. Moreover, the Constitutional Court found that:

> "... *In practice it appears that companies that received the Defendant's* [i.e., former President Park's] *request felt immense pressure and onus to comply with the request. In fact it would have been difficult to reject the Defendant's request. The Defendant as President actively engaged in the operation of companies, such as interfering in the hiring of officers and specifying contractual parties for private companies, which was unprecedented. The relevant companies hired officers and executed contracts out of the normal proceedings in order to comply with the Defendant's request...*"

The Company respectfully believes that the relevant facts and attendant risks associated with former President Park's impeachment and indictment were adequately disclosed in the referenced risk factor. We nevertheless take seriously our disclosure obligations under applicable regulations, and wish to be cooperative. Accordingly, beginning with our annual report on Form 20-F for the year ended December 31, 2017, we will expand the relevant risk factor substantially in the following form, as revised to appropriately reflect the facts and circumstances at the time of filing:

> ***Our charitable donations, employment of certain individuals and engagement of an advertising agency connected to a scandal involving Ms. Soon-sil Choi, a confidante of former President Geun-hye Park, could have a material adverse effect on our business, reputation and stock price.***
>
> In March 2017, the Constitutional Court of Korea found that many Korean corporations, including the Company, made donations to two non-profit foundations, Mir Foundation and K-Sports Foundation, at former President Park's request. Our contributions comprised ₩1.1 billion of the total ₩48.6 billion given to Mir Foundation and ₩700 million of the total ₩28.8 billion given to K-Sports Foundation. The Constitutional Court also found that~~, at the requests of~~ an aide of former President Park, ~~we hired~~**at the direction of the former President, on several occasions asked our chief executive officer to hire** (and later ~~promoted~~**to promote**) two individuals, Mr. Dong-Soo Lee and Ms. Hye-Sung Shin. Mr. Lee **was hired** as the head of a business unit in charge of our marketing and advertisement campaigns and Ms. Shin **was hired** to another position in the same business unit. Subsequently, the same **presidential** aide ~~of former President Park~~ also requested **that** Mr. Lee and our other officers ~~to~~ award advertising contracts to Playground Communications Co., Ltd. ("Playground"), an advertising agency over which Ms. Soon-sil Choi, a confidante of former President Park, effectively owns 70% equity interest, according to the Constitutional Court. **The Constitutional Court further held that the companies receiving the purported "requests" from former President Park's aide appeared to have felt immense pressure to comply with the requests and could not easily have rejected them.**

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